Exhibit 21

Subsidiaries of the Registrant

Tempress Systems, Inc. – Incorporated under the laws of the State of Texas.

P.R. Hoffman Machine Products, Inc. – Incorporated under the laws of the State of Arizona.

Bruce Technologies, Inc. – Incorporated under the laws of the State of Massachusetts.